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                   [LETTERHEAD OF MUSLIM MEDIA NETWORK, INC.]

                                October 17, 2005


VIA TELEFACSIMILE 202-772-9368 AND EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C.  20549-0404


         RE: MUSLIM MEDIA NETWORK, INC.
         REGISTRATION STATEMENT ON FORM SB-2
         THIRD AMENDMENT FILED OCTOBER 13, 2005
         FILE NO. 333-125312

Dear Gentlepersons:

         The undersigned is the President of Muslim Media Network, Inc. Muslim Media Network, Inc., hereby requests an accelerated effective date of today, October 17, 2005, at 2:00 pm, EST, or as soon thereafter as practicable. As a condition to such request, Muslim Media Network, Inc., hereby acknowledges as follows:

         1. Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the Muslim Media Network, Inc. filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to such filing;

         2. The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the Muslim Media Network, Inc. filing effective, does not relieve Muslim Media Network, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         3. Muslim Media Network, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

         Please consider this request for acceleration of the effective date of the registration statement as confirmation of the fact that Muslim Media Network, Inc. and its officers and directors are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

         If you have any questions concerning this request please contact the undersigned at 248-426-7777 or contact our counsel Daniel R. Boynton at 248-458-3584.


                                                     Respectfully,

                                            Muslim Media Network, Inc.



                                                     Dr. A. S. Nakadar



cc: Driggers, Schultz & Herbst, Attention: Daniel R. Boynton